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                                 HOLLINGER INC.
            UPDATE ON PROPOSED SHARE CONSOLIDATION AND PRIVATIZATION

      Toronto, Ontario, Canada, February 15, 2005 -- Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) announced today that its Board of Directors has resolved that Hollinger provide notice to applicable Canadian securities regulators of a proposed special meeting of shareholders to be held on March 31, 2005 to consider the proposed share consolidation going private transaction (the "Proposed Transaction") involving Hollinger announced on October 28, 2004.

      As previously disclosed, the approvals obtained by Hollinger from the requisite holders of the Corporation's outstanding 11.875% Senior Secured Notes due 2011 which would enable the Proposed Transaction to proceed, provide that all necessary corporate, shareholder and regulatory approvals in connection with the Proposed Transaction relating to Hollinger's outstanding Common Shares (the "Common Share Approvals") must be obtained on or prior to March 31, 2005 (the "March Deadline"). Hollinger's Board has been advised by The Ravelston Corporation Limited ("Ravelston"), Hollinger's controlling shareholder, that there can be no assurances that Ravelston would support the Proposed Transaction on its current terms (or at all) if the Common Share Approvals are not obtained by the March Deadline. For these reasons, and because applicable corporate and securities laws require that notice of a securityholder meeting be given by not later than February 15, 2005 for a meeting of shareholders to be held on March 31, 2005, Hollinger's Board has taken this step at this time solely in order to preserve the ability for Hollinger to convene a special meeting on March 31, 2005.

      At the time of announcing the Proposed Transaction, the Board established a committee of independent directors known as the "Independent Privatization Committee" to, among other things, consider, evaluate and make a recommendation to Hollinger's Board of Directors concerning the Proposed Transaction. The Independent Privatization Committee has engaged GMP Securities Ltd. ("GMP") as its independent financial advisor to provide a formal valuation of Hollinger's outstanding Common Shares and Series II Preference Shares.

      Neither GMP nor the Independent Privatization Committee has completed its work at this time. As a result, Hollinger's Board has not determined whether or not to proceed with the Proposed Transaction. The Proposed Transaction remains subject to the approvals and processes referenced in Hollinger's October 28, 2004 news release.

      Ravelston informed the Board today that if the Common Share Approvals are not obtained for any reason such that the Proposed Transaction does not proceed, Ravelston will reimburse Hollinger, on a secured basis, for all of the fees and expenses incurred by Hollinger in connection with the Proposed Transaction, including those fees and expenses that Ravelston had already agreed to reimburse.

      Hollinger's principal asset is its interest in Hollinger International Inc. which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a

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portfolio of news media investments, and a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.

Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca

                              www.hollingerinc.com